Exhibit 99.6

Press Release

INTERPOOL FILES JUNE 2003 FORM 10-Q WITH SECURITIES AND EXCHANGE COMMISSION

PRINCETON, NJ, March 31, 2004 - Interpool, Inc. announced today that the company filed its Form 10-Q report for the three months ended June 30, 2003, with the SEC on March 30, 2004.

Interpool reported total revenues of $91.2 million for the three months ended June 30, 2003, compared to restated revenues of $75.6 million for the three months ended June 30, 2002. Net income was $11.2 million during the second quarter of 2003, taking into account $1.2 million in one-time costs incurred during that period for the restatement of the Company’s financial results for prior years and the related Audit Committee and SEC investigations. Restated net income of $4.3 million was reported for the corresponding quarter of 2002. Revenues for the six months ended June 30, 2003 were $180.3 million compared with $150.1 million for the same period in 2002, and net income was $22.0 million for the first half of 2003 compared with $10.5 million for the first half of 2002. While revenues reported for the first half of 2003 were at near-record levels, the Company noted that net income for the third and fourth quarters of 2003 would be affected by one-time costs arising from the restatement of its financial results for prior years as described in the Form 10-Q report. Stockholders' equity was $352.5 million at June 30, 2003, compared to $336.2 million at December 31, 2002.

Martin Tuchman, Chairman and Chief Executive Officer, said, "The numbers we reported in the 10-Q reflect the fundamental strength of Interpool and its business model, as well as strong demand in the marketplace as economic activity around the world continues to accelerate.

Submitting this 10-Q is another important step in catching up with our financial reporting", noted Jim Walsh, Interpool’s new Chief Financial Officer. "We will be current with all our SEC filings later this year.

In addition, Interpool announced that it had recently completed a $5 million financing with Merrill Lynch Capital secured by domestic cargo containers. This represents the third financing completed by the Company since December, with aggregate proceeds totaling approximately $130 million.

The Company also announced that it plans to hold an investor conference call on Thursday, April 8. Details regarding that call will follow.

Interpool is one of the world's leading suppliers of equipment and services to the transportation industry. The company is the world's largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company's SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Contact : Interpool, Inc.

James F. Walsh
(609) 452-8900
www.interpool.com